Associated Materials Holdings Inc.
                                      and
                       Associated Materials Incorporated


FOR IMMEDIATE RELEASE
FRIDAY, APRIL 19, 2002


                         TENDER OFFER FOR AMI COMPLETED

NEW YORK, NEW YORK / DALLAS, TEXAS (April 19, 2002) - Associated Materials Holdings Inc. ("Holdings") and Associated Materials Incorporated (Nasdaq: SIDE) ("AMI") today announced the successful completion of the tender offer for all of the outstanding shares of common stock of AMI by Simon Acquisition Corp. ("Simon"), a wholly owned subsidiary of Holdings. Simon's tender offer for AMI, which commenced on March 22, 2002, expired at 12:00 midnight on April 18, 2002.

Based on preliminary information provided by the depositary, a total of 6,493,367 shares of common stock were validly tendered and not withdrawn prior to expiration of the offer (including approximately 88,157 shares tendered pursuant to guaranteed delivery procedures). This total represents approximately 95.9% of the 6,774,027 shares of AMI common stock outstanding. Simon has accepted these shares for payment.

Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after the timely delivery of such shares and required documentation.

As previously announced, all shares of AMI outstanding and not purchased in the offer will be acquired for $50 net per share in cash pursuant to the merger of Simon into AMI. The merger is expected to close as soon as practicable and will result in AMI becoming a wholly owned subsidiary of Holdings.

AMI is a leading manufacturer of exterior residential building products, which are distributed through more than 80 company-owned supply centers across the country. Its Alside division produces a broad range of vinyl siding and vinyl window lines as well as vinyl fencing, decking and railing and vinyl garage doors. The company's operations also include AmerCable, a manufacturer of electrical cable used in mining, offshore drilling, transportation and other specialized industries.

Holdings is a newly formed affiliate of Harvest Partners, Inc. ("Harvest Partners"). Founded in 1981, Harvest Partners is a private equity sponsor with approximately $1 billion of invested and committed capital. Harvest Partners, whose investments include Global Power Equipment Group Inc. (NYSE: GEG), focuses on management buyouts and growth financings of profitable, middle-market specialty services, manufacturing and value-added distribution businesses, with a particular emphasis on multinational transactions. Harvest Partners has significant capital available through its managed funds, into which numerous U.S. and European industrial corporations and financial institutions have invested. For more information on Harvest Partners contact Ira Kleinman or Harvey Mallement at (212) 599-6300.

This press release contains certain forward-looking statements that are based on the beliefs of AMI's management, as well as those of Holdings, Simon, Harvest Partners and their respective managements. When used in this press release, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to AMI, Holdings, Simon, Harvest Partners and their respective managements, identify forward-looking statements. Such statements reflect the current views of AMI, Holdings, Simon and Harvest Partners with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger and the refinancing of the company's outstanding 9 1/4% notes. These statements are subject to certain risks and uncertainties, including risks and uncertainties inherent in business combination transactions such as the proposed merger. Should one or more of these risks or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

CONTACTS:

Associated Materials Incorporated             Associated Materials Holdings Inc.
---------------------------------             ----------------------------------
Robert L. Winspear                            Ira D. Kleinman
Chief Financial Officer                       President
(214) 220-4600                                (212) 599-6300




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